Simpson Thacher & Bartlett
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG
TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

January 4, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Joseph Kempf
Ms. Kathryn Jacobson

Re:	Yalla Group Limited
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 25, 2022
File No. 001-39552

Ladies and Gentlemen:

On behalf of our client, Yalla Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 22, 2022 (the “September 22 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 25, 2022 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the September 22 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Annual Report.

MICHAEL J.C.M. CEULEN         MARJORY J. DING        DANIEL FERTIG        ADAM C. FURBER        YI GAO        MAKIKO HARUNARI        IAN C. HO        JONATHAN HWANG        ANTHONY D. KING        JIN HYUK PARK         ERIK P. WANG         CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK                            BEIJING                             BRUSSELS                             HOUSTON                        LONDON                                 LOS ANGELES                                PALO ALTO                                SÃO PAULO                                TOKYO                                 WASHINGTON, D.C.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission

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Form 20-F for the Year Ended December 31, 2021, filed on April 25, 2022

Item 5. Operating and Financial Review and Prospects

Operating Results

Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020, page 66

1.

In your discussion, you cite multiple factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, on page 66, you attributed an increase in revenues, in part, due to expansion into new geographic markets without identifying such markets and quantifying the related revenue growth arising therefrom. You also broadly attributed increases in costs of revenues and general and administrative expenses to certain offsetting factors, respectively, which were not quantified. Please refer to Item 303(b) of Regulation S-K and, as applicable in future filings, revise throughout to discuss qualitatively and quantitatively such factors effecting material changes in line items, including where material changes within a line item offset one another. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications.

The Company acknowledges the Staff’s comment and the requirements under Item 5 of Form 20-F, which is applicable to the Company and substantially similar to the requirements under Item 303(b) of Regulation S-K. The Company undertakes in future filings to discuss qualitatively and quantitatively factors effecting material changes in line items, including where material changes within a line item offset one another. The Company also undertakes to avoid vague terms such as “primarily” in favor of specific quantification.

Presented below for illustrative purposes is the Company’s proposed disclosure for revenues, cost of revenues and general and administrative expenses for the year 2021 compared to 2020, with added text underlined, which reflects how the Company proposes to revise its operating results disclosure in future filings, based upon the Staff’s guidance in the September 22 Comment Letter. The Company will endeavor to provide similar levels of disclosure to the below proposed disclosure in its future filings.

Revenues. Our total revenues increased by 102.4% from US$134.9 million in 2020 to US$273.1 million in 2021, which was driven by an increase of paying users, which grew from 5.2 million in the three months ended December 31, 2020 to 8.4 million in the three months ended December 31, 2021. The growth in paying users was due to the superior user experience we offer, diversification of transaction scenarios on our platform and our expansion into new geographic markets. As a percentage of our total revenues, revenues derived from non-Arabic versions of our mobile applications increased from 8.5% in 2020 to 11.8% in 2021. Non-Arabic speaking users are generally located in our new geographic markets.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission

Cost of revenues. Our cost of revenues increased by 55.3% from US$61.3 million in 2020 to US$95.1 million in 2021, due to an increase in commission fees paid to third-party payment platforms by US$33.9 million from 2020 to 2021, partially offset by a decrease in share-based compensation expenses by US$10.0 million from 2020 to 2021. As a result of these reasons, cost of revenues as a percentage of our total revenues decreased from 45.4% in 2020 to 34.9% in 2021.

General and administrative expenses. Our general and administrative expenses decreased by 10.9% from US$43.0 million in 2020 to US$38.3 million in 2021. The decrease was due to a decrease in share-based compensation expenses by US$9.1 million from 2020 to 2021, partially offset by an increase in salaries and other benefits for our general and administrative staff by US$3.4 million from 2020 to 2021. As a result of these reasons, our general and administrative expenses also decreased as a percentage of our total revenues from 31.8% in 2020 to 14.0% in 2021.

Non-GAAP Measures, page 67

2.

Considering that the non-GAAP measure, Non-GAAP net income, is reported net of tax, please disclose your basis for presenting the pre-tax non-GAAP adjustment (“share-based compensation”) at a zero effective tax rate. Refer to the guidance under Q&A 102.11 of the C&DI on Non-GAAP Financial Measures.

The Company respectfully advises the Staff that share-based compensation expenses were recorded at the Company (incorporated in the Cayman Islands), and its subsidiaries incorporated in PRC and the United Arab Emirates (“UAE”). Share-based compensation expenses were non-deductible expenses in the PRC and the statutory tax rate of Cayman Islands and UAE is nil. Therefore, the Company presented the pre-tax non-GAAP adjustment (“share-based compensation”) at a zero effective tax rate in the Annual Report. In response to the Staff’s comment, the Company undertakes to revise the non-GAAP reconciliation table in the following manner in future filings:

	For the Year Ended December 31,
	2019	2020	2021

	(US$ in thousands)
Net income	28,925	3,213	82,594
Add: share-based compensation expenses, net of tax effect of nil *	-	60,805	43,939

Non-GAAP net income	28,925	64,018	126,533

*Share-based compensation expenses were recorded at the Company (incorporated in the Cayman Islands), and its subsidiaries incorporated in PRC and UAE. Share-based compensation expenses were non-deductible expenses in the PRC and the statutory tax rate of Cayman Islands and UAE is nil. Therefore, there is no tax impact for share-based compensation expenses adjustment for the Company’s non-GAAP financial measures.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(w) Segment Reporting , page F-19

3.

Please disclose long-lived assets located in your respective country of domicile and located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to ASC 28010-50-4(b).

The Company acknowledges the Staff’s comments. The Company respectfully advises the Staff that the Company’s long-lived assets approximated 1% of total assets as of December 31, 2021. Although the disclosure of long-lived assets located in the Company’s country of domicile and in all foreign countries is required by ASC 28010-50-4(b), the Company concluded that such geographic information was not required because long-lived assets are not material. The Company will consider this requirement in the future and will add to its financial disclosures as appropriate.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission

11. Income Tax , page F-27

4.

Tell us how you considered the guidance in Rule 4-08(h)(1)-(2) of Regulation S-X in your characterization of income before income tax expense as either domestic or foreign and your determination of the applicable statutory federal income tax rate.

The Company respectfully advises the Staff that the Company is headquartered in UAE; therefore UAE is considered as the Company’s home country and the income before income tax expense from UAE is considered domestic.

The Company undertakes to revise the disclosure of income before income taxes in the following manner in future filings:

The components of income before income taxes are as followings:

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Domestic component
UAE	27,663,586	63,056,081	122,422,324
Foreign components
British Virgin Islands (BVI)	(382)	(976)	(1,227)
PRC, excluding HK S.A.R.	2,142,160	(57,038,284)	(35,920,356)
HK S.A.R.	(85,436)	65,233	286,843
Cayman Islands	(359,359)	(2,007,587)	(2,152,866)
Singapore	-	-	(20,447)

Total	29,360,569	4,074,467	84,614,271

The Company is headquartered in UAE; therefore UAE is considered as the Company’s home country and the income before income tax expense from UAE is domestic income.

The Company also respectfully advises the Staff that it considered the guidance in Rule 4-08(h)(2) and evaluated the following factors determining the applicable statutory federal income tax rate:

●	The Company is headquartered in UAE; and

●	The Company’s subsidiary incorporated in UAE functions as the Company’s primary business operation center.

Accordingly, the Company concluded that UAE’s statutory federal income tax rate provided the best information to the readers of the Company’s financial statements.

The Company undertakes to revise the disclosure of income before income taxes to include the following statement in future filings:

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission

The Company is headquartered in UAE and the subsidiary incorporated in UAE functions as the Company’s primary business operation center. Therefore, the Company uses the UAE’s income tax rate as applicable statutory income tax rate.

14. Revenue Information, page F-31

5.

We understand from your disclosure that you do not require real name and real country information from your users upon initial registration; therefore, country information is neither available nor verified. ASC 280, however, doesn’t prescribe a specific method for determining the appropriate country for attribution of revenues. Tell us your consideration of alternative methods for attributing revenues to various countries and tell us why you chose to rely only on customer data obtained upon initial registration. In this regard, pursuant to ASC 280-10-50-41(a), please disclose your revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total. If material, disclose separately those revenues from external customers attributed to an individual foreign country. Additionally, disclose your basis for attributing revenues from external customers to individual countries.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered ASC 280-10-50-41(a), which requires disclosure of revenues from external customers attributed to the Company’s country of domicile and attributed to all foreign countries. However, it is impracticable for the Company to accurately attribute its revenues by country.

The Company respectfully advises the Staff that the Company’s platform does not require users to provide their country information upon registration. The Company has considered alternative methods to obtain users’ geographic information, particularly by monitoring users’ Internet protocol (“IP”) addresses. However, IP addresses often do not accurately reflect users’ locations. First, certain IP addresses cannot be linked to specific countries. In 2021, revenues derived from users with such IP addresses accounted for 3% of the Company’s total revenues. Second, users may access the Company’s platform through virtual private networks (“VPNs”), in which case the countries reflected by their IP addresses would differ from their actual locations. For example, based on IP addresses of paying users, Singapore has been among the Company’s top 10 sources of revenue in recent years. However, based on the Company’s understanding of its users’ background, the significant revenue contribution from IP addresses in Singapore is likely due to VPN access by users from other countries. Therefore, the Company does not believe it can accurately determine users’ locations based on their IP addresses.

Due to above reasons, the Company believes that it is impracticable for the Company to accurately attribute its revenues by country.

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Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Yalla Group Limited

  Yang Hu, Chief Financial Officer

Simpson Thacher & Bartlett

  Kai Fan

KPMG Huazhen LLP

  Enid Yang